MAIL STOP 3561

May 9, 2006

Mr. Marshall T. Reynolds
Chairman of the Board and Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

> **Re: Energy Services Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-133111**
> **Filed on April 7, 2006**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

2. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each

criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

3. Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $57,900,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Energy Services Acquisition Corporation. Given management's extensive and high-level experience in the media, entertainment and telecommunications industries as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

Calculation of Registration Fee

4. It appears that you are not registering the 100,000 Class A Warrants that the company proposes to issue to members of the company's Advisory Council, or the common stock underlying the warrants. See page 33. Please advise.

Prospectus Summary, page 1

5. We note the statement that the company, as its name suggests, "intend[s] to focus our efforts on acquiring an operating business in the energy services sector headquartered in North America." There is an implication that the company will acquire an energy services company, although the company is not limited to any particular business or industry and the disclosure could prove to be irrelevant to an eventual business combination. Please revise your disclosure to clarify that the company is not limited to acquiring a company in any particular industry or type of business.

6. In addition, because the company's target company may participate in any industry, the disclosure required by Item 101 of Regulation S-K should include a discussion of how Energy Services intends to conduct its search for a business combination candidate. The prospectus should state, among other things, whether Energy Services will consider non-energy services companies early in the process, if they are presented to it.

7. The company's management seems to have relatively limited experience in the energy business. It appears that Mr. Jack Reynolds has been employed since 1998 by an electrical contractor in Huntington, West Virginia that provides services to utilities and private industry. Such services typically involve demand-side management. Another director, Mr. Edsel R. Burns, has been President and Chief Executive Officer since September 2002 of an underground utility construction company in Huntington, West Virginia. Please provide further information concerning management's experience, if any, with respect to the energy business. Describe the point at which Energy Services would seek guidance from an expert in its effort to select a potential target company, whether in the energy business or otherwise.

8. We note the reference to the contacts and sources that the management team has. Please explain whether any of your sources or contacts has taken any affirmative steps to search for or locate a target business or whether they have had any contacts, preliminary or otherwise, from potential target businesses. Clarify whether management, or any of its affiliates, has been contacted by any potential target businesses.

9. Please identify Mr. Reynolds as the Chairman and Chief Executive Officer of the company at page 5.

10. Please explain the "reimbursable expenses" that result in the payment of $5,000 per month to an entity affiliated with Mr. Reynolds.

11. The prospectus states at page 5 that the company will proceed with the business combination only if, among other things, public stockholders owning less than an aggregate of 20% of "the shares sold in this offering" vote against the business combination. Elsewhere, however, the prospectus states that the company will proceed with the business combination only if, among other things, public stockholders owning less than 20% of the shares sold in this offering *and the private placement* exercise their conversion rights . . . ." (emphasis added) See, e.g., pages 34 and 45. Since the private placement consists solely of warrants that may not be exercised until after the business combination and that will not have a vote in the business combination, please explain the references to the private placement and revise the formula to be consistent throughout the prospectus.

12. We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company's view the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective. We may have further comment.

13. The prospectus states at page 6 that in the event of a liquidation, the company will distribute "only to our public stockholders (and not any of our initial stockholders")) the amount in the trust account, plus any remaining net assets. The prospectus goes on to state, however, that initial stockholders "may participate in any liquidation distribution with respect to any shares of common stock issued in this offering, which they acquire in connection with or following this offering." Please reconcile the disclosure in the parenthesis.

Risk Factors, page 10

14. We note the disclosure in risk factor four. Please revise the disclosure throughout the prospectus to clearly indicate the specific requirements and provisions that may be amended and clearly state, as indicated in the risk factor, that you view these provisions as obligations to stockholders and will not waive or amend these provisions.

15. Risk factor six states that, "Businesses we may acquire are subject to significant environmental regulation." It appears, however, that this would not invariably be the case, since the target company is not limited to the energy industry. The inclusion of risk factors pertaining to a specific industry would not appear relevant since you are not limited to that industry. Please revise.

16. Risk factor seven states that the company "may acquire a target business with a history of poor operating performance if we believe that target business has attractive technology that can take advantage of trends in the energy services sector." Please describe more precisely the kind of technology that would be "attractive." Will you only focus on such companies in the energy sector or would this apply to any sector? Please explain whether you intend to focus on these times of companies or "distressed" companies. Disclose management's experience, if any, with turn-around situations. We also note the disclosure at page 34 of the prospectus that, ". . . the future role of our officers and directors, if any, in the target business cannot presently be stated with any certainly." Please explain how investors would benefit from an acquisition of a company with a history of poor operating performance if underperforming management were

retained.

17. We note the disclosure in risk factor nine that "it is our intention to make
liquidating distributions to our stockholders as soon as reasonably possible after
distribution and, therefore, [we] do not intend to comply with those procedures
[Section 280 of the Delaware General Corporation Law]." We note the
requirements in Section 281(b) of Delaware General Corporation Law that a
dissolved corporation which has not followed the procedures in Section 280 shall
adopt a plan of distribution to which the dissolved corporation "(i) shall pay or
make reasonable provision to pay all claims and obligations … (ii) shall make
such provision as will be reasonably likely to be sufficient to provide
compensation for any claim against the corporation which is the subject of a
pending action, suit or proceeding to which the corporation is a party and (iii)
shall make such provision as will be reasonably likely to be sufficient to provide
compensation for claims that have not been made known to the corporation …,
are likely to arise or to become known to the corporation … within 10 years after
the date of dissolution." Please provide us with a legal analysis as to how the
company will comply with Section 281(b) and disclose in the prospectus the
procedures that the company will undertake to comply. Also, revise the
disclosure throughout the prospectus to include the effect that this provision will
have upon the stockholders' rights to receive their portion of the trust in the event
of liquidation. In addition, please include a discussion as to how the funds held in
trust could be subject to a bankruptcy proceeding by the company.

18. We note the disclosure in risk factor 14 that "Marshall T. Reynolds has agreed to
indemnify us against any claims by any vendor, prospective target business or
other entities that would reduce the amount of the funds in the trust." According
to exhibit 10.1, it appears that Mr. Reynolds has only agreed to indemnify you
against claims by vendors. Please reconcile the disclosure. In addition, please
describe the claims that could be brought by a prospective target business and
other entities in the event a business combination is not consummated. It may be
helpful to revise your risk factors to clearly describe the potential risk that a
portion of the funds held in trust could be subject to third party claims.

19. We note the disclosure throughout your registration statement that in the event of
liquidation, all holders of common stock sold in this offering will be entitled to
receive their portion of the amount held in trust ($5.79 per unit). Please expand
and clarify why you believe it is appropriate to disclose such amount in light of
the lack of full indemnification obligations by Mr. Reynolds and the potential
effect of Section 281(b) of Delaware General Corporation Law.

20. Please disclose all steps the company has taken to confirm that Mr. Reynolds has
funds sufficient to satisfy his obligations with respect to ensuring the trust account
is not depleted.

21. Clarify in risk factor nine whether the distribution to shareholders will occur "promptly" after the time period has been completed.

22. Risk factors five and ten appear to discuss the same risk and should be combined.

23. Please revise risk factor seventeen to clearly name any officers and/or directors that may stay with the company following a business combination. It appears that management may obtain employment or consulting agreements at the same time as the business combination. Discuss the potential compensation of members of management that may occur following a business combination. State how this will be determined and whether this will be a term of the business combination agreement. This should be discussed in greater detail. Add disclosure in the business section and in the conflicts of interest section. We may have further comment.

24. Revise the subheading to risk factor nineteen to clearly state the risk to the company and/or investors. Also, in the risk factor narrative, please explain in greater detail the risk. Similarly, revise risk factor twenty-three.

25. Risk factor twenty states that some of the company's officers and directors are currently, and may in the future become, affiliated with entities, including blank check companies, that are engaged in business activities similar to those that the company intends to conduct. Please reconcile with the disclosure in risk factor 23 that none of your officers and directors has been affiliated with a company formed with a business purpose similar to yours.

26. Please revise risk factor twenty to clearly state all current affiliations with entities engaged in similar business activities. Explain clearly how these potential conflicts of interest will be handled.

27. The prospectus states in risk factor twenty-four that ". . . we believe that there are numerous potential target businesses that we could acquire with the net proceeds of this offering and the private placement . . . ." Please either provide support for your belief or delete the statement.

28. Please revise risk factor twenty-five to disclose the number of companies that are currently in the registration process.

29. As a related matter, please either provide support for, or delete, the statement in the twenty-sixth risk factor at page 18, that ". . . we believe that the net proceeds of this offering and the private placement will be sufficient to allow us to consummate a business combination."

30. We note that you are relying upon an exemption in issuing the warrants to the six individuals in the private placement that will take place prior to this offering. Please revise to include a risk factor to address the possibility that the offering could be considered a general solicitation with respect to the noted private placement. In doing so, revise to discuss any potential liabilities attached to such possibility.

Forward-Looking Statements, page 21

31. We note the following statement: "We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise." Please explain the basis for this statement in light of the undertakings required by Item 512 of Regulation S-K.

Use of Proceeds, page 22

32. Please revise to clarify the nature and amount of fees associated with the private placement.

33. The total amount of net proceeds does not foot from the preceding amounts in the table. Also, total offering expense is $2,000 greater than the amount used in the calculation of dilution on page 25. Please revise accordingly.

34. Although the prospectus states on the cover page and elsewhere that $57,900,000 will be deposited into the trust account, the disclosure at page 22 indicates that the underwriters' expense allowance of $1,200,000 is excluded. Please revise the table to state the full amount held in trust. Also revise for consistency the amount held in trust in the table under the column, "Over-Allotment Option Exercised."

35. Clarify, if true, that none of the proceeds will be held outside of the trust. Clarify, if true, that your only funds will be from the interest earned on the trust, up to the $1.2 million limit. Explain how you have determined that this amount will be sufficient to sustain the company for the next 18 to possibly 24 months. We may have further comment.

36. The table on page 23 only indicates the use for approximately $1.09 million, rather than the full $1.2 million. Please revise the table to include the full use of proceeds.

37. We note the statement that the use of proceeds, as stated in the table at page 23, are estimates only and the actual expenditures may differ substantially from these amounts. Please revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and

discuss alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

38. We note that you may make a lock-up payment. Please revise to clarify if such payment is limited to any specific line item.

39. We note the disclosure that you shall pay Chapman Printing Co. up to $5,000 per month for reimbursable expenses. Please explain in greater detail the expenses to which you refer. Explain how this amount will be determined. We may have further comment.

40. Please reconcile the disclosure in the table on page 23 regarding the $150,000 advance with the disclosure on page 24. The disclosure is currently inconsistent.

41. The last two full paragraphs at page 24 address compensation to the company's directors, officers, employees, stockholders and their respective affiliates. The first paragraph states that these persons will receive no compensation in connection with the performance of due diligence, but will receive reimbursement for out-of-pocket expenses incurred in conducting due diligence. The next paragraph states that existing stockholders will receive reimbursement for out-of-pocket expenses incurred in identifying potential target businesses. Please explain the apparent conflict.

Capitalization, page 27

42. We note your disclosure on page F-10 that there are no notes payables at March 31, 2006, and $25,000 was advanced on April 4. However, on page 28 you state Mr. Reynolds has advanced $150,000, and a note payable to shareholder of $150,000 is included in your capitalization on an actual basis as of March 31, 2006. Please revise to clarify.

Proposed Business, page 30

Competitive strengths

43. Please explain what is meant by management's "significant experience in managing operating company investments" and explain why management believes that such experiences gives it a competitive advantage in the evaluation of a target company's "strategic initiatives and long-term operating plans."

44. Please provide support for the first three statements in the last full paragraph concerning a "significant upturn" in the energy services sector during the past five years.

Fair Market Value of Target Business, page 33

45. We note the disclosure that you will not consummate a business combination with a company affiliated with an initial stockholder, officer or director unless you obtain an independent fairness opinion. Please add a risk factor discussing the ability to enter into a business combination with an affiliated entity. Add disclosure to the conflicts of interest section. We may have further comment.

Conversion rights, page 34

46. Please explain the disclosure in this section that there may be "a corresponding incentive to existing stockholders to exercise their conversion rights with respect to shares acquired in the open market after the consummation of this offering." According to disclosure at page 5, the existing shareholders have agreed to vote the shares held before the offering, shares acquired in this offering and shares acquired in the aftermarket, in accordance with the majority. Therefore, they would not have conversion rights. Please explain the disclosure or remove.

47. The prospectus states here and elsewhere that the initial per-share conversion price would be approximately $5.79; but at the top of page 35, the amount payable upon the exercise of the conversion rights is stated to be "initially $6.00 per share." Please revise the disclosure to reconcile the inconsistency.

Comparison to offerings of blank check companies, page 37

48. Please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' rights to receive interest earned from the funds held in escrow.

Principal Stockholders, page 44

49. Note (2) to the table states that the percentage ownership after the offering reflects the purchase of warrants in the private placement. Since these warrants are not exercisable until after a business combination, please explain how and why they are reflected in the beneficial ownership tab

50. Please provide the address for Douglas Reynolds. Since he is not a member of management, the company's address would not appear appropriate.

51. We note the reference to Rule 462(b) of Regulation C in this section. Prior to going effective, supplementally confirm that you have no intention of increasing the offering size.

Shares Eligible for Future Sale, page 49

52. Please explain the basis for the statement regarding the eligibility for sale of shares pursuant to Rule 144 at the top of page 50 in light of the disclosure at page 50 relating to the SEC's position on the resale by promoters or affiliates of blank check companies, as set forth in the Ken Worm letter. We may have further comment.

Underwriting, page 51

53. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

54. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

55. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies

of all written communications with prospective purchasers about the directed share program.

Financial Statements, page F-1

56. Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Note 2. Proposed Public Offering, page F-8

57. At page 29, you state your expected volatility is based on an index fund. Paragraph A22 of SFAS 123R states, "Because of the effects of diversification that are present in an industry sector index, the volatility of an index should not be substituted for the average of volatilities of otherwise similar entities in a fair value measurement." Please explain how your estimate of volatility meets the guidance in paragraphs A21-A22 of SFAS 123R

Part II
Recent Sales of Unregistered Securities

58. Please include the private placement of warrants in this section. State the exemption relied upon and the facts supporting your reliance upon the exemption.

Exhibits

59. Please file a validly executed letter agreement, Exhibit 10.4.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Marshall T. Reynolds
Energy Services Acquisition Corp.
May 9, 2006
12

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

Mr. Marshall T. Reynolds
Energy Services Acquisition Corp.
May 9, 2006
13

cc: Alan Schick, Esq.
        Fax: (202) 362-2902